SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG (852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7630	E-MAIL ADDRESS lchen@stblaw.com

VIA EDGAR

December 22, 2015

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Carlos Pacho, Senior Assistant Chief Accountant

Christine Adams, Senior Staff Accountant

Lahdan Rahmati, Law Clerk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Concord Medical Services Holdings Limited
Form 20-F for Fiscal Year Ended December 31, 2014
Filed April 27, 2015
File No. 1-34563

Dear Ms. Spirgel, Ms. Murphy, Mr. Pacho, Ms. Adams and Ms. Rahmati:

On behalf of our client, Concord Medical Services Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby respond to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 8, 2015, regarding the financial statements and related disclosures in the Company’s annual report on Form 20-F for the year ended December 31, 2014 that was filed by the Company with the Commission on April 27, 2015 (the “2014 Form 20-F”).

Set forth below are the Company’s responses to the Staff’s comments contained in the December 8, 2015 letter. For ease of the Staff’s reference, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s responses correspondingly.

Leiming Chen   Daniel Fertig   Adam C. Furber   Anthony D. King   Celia C.L. Lam   Chris K.H. Lin   Jin Hyuk Park   Kathryn King Sudol   Christopher K.S. Wong   Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

Item 3. Key Information

Risk Factors, page 9

1.	We note that your risk factor heading relates to corrupt practices in the healthcare industry in China. We further note your discussion identifies that you face the risk of increased exposure to liability claims because you do not currently carry malpractice insurance. In future filings, please disclose this as a separate risk factor or explain why you believe it is appropriate to include in this particular risk factor. Refer to Item 503 of Regulation S-K. Also please expand your discussion to address more fully the impact and degree to which this risk factor may adversely impact your business.

The Company acknowledges the Staff’s comment and will provide the requested disclosure in a separate risk factor with respect to malpractice insurance for the specialty cancer hospitals that the Company expects to open in the next few years in its annual report on Form 20-F for the year ending December 31, 2015 (the “2015 Form 20-F”), which is expected to be filed with the Commission before the end of April 2016, under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company”. The Company proposes to make the following amendments to the relevant risk factors to address the Staff’s comment (the proposed additions are in italics and underlined and the proposed deletions are in strikethrough each against the current disclosure in the 2014 Form 20-F):

“There may be corrupt practices in the healthcare industry in China, which may place us at a competitive disadvantage if our competitors engage in such practices and may harm our reputation if our hospital partners and the medical personnel who work in our centers, over whom we have limited control, engage in such practices.

There may be corrupt practices in the healthcare industry in China. For example, in order to secure agreements with hospital partners or to increase direct sales of medical equipment or patient referrals, our competitors, other service providers or their personnel or equipment manufacturers may engage in corrupt practices in order to influence hospital personnel or other decision-makers in violation of the anti-corruption laws of China and the U.S. Foreign Corrupt Practices Act, or the FCPA. We have adopted a policy regarding compliance with the anti-corruption laws of China and the FCPA to prevent, detect and correct such corrupt practice.

SIMPSON THACHER & BARTLETT

However, as competition persists and intensifies in our industry, we may lose potential hospital partners, patient referrals and other opportunities to the extent that our competitors engage in such practices or other illegal activities. In addition, our partner hospitals or the doctors or other medical personnel who work in our network of centers may engage in corrupt practices without our knowledge to procure the referral of patients to centers in our network. Although our policies prohibit such practices, we have limited control over the actions of our hospital partners or over the actions of the doctors and other medical personnel who work in our network of centers since they are not employed by us. If any of them were to engage in such illegal practices with respect to patient referrals or other matters, we or the centers in our network may be subject to sanctions or fines and our reputation could be adversely affected by any negative publicity stemming from such incidents.

~~We could also face increased exposure to liability claims at our specialty cancer hospitals, including claims for medical malpractice. We may need to obtain medical malpractice insurance and other types of insurance that we do not currently carry, each of which could increase our expenses and decrease our profitability. In addition, there can be no assurance that such insurance will be available at a reasonable price or that we will be able to maintain adequate levels of liability insurance coverage, if at all. In addition, our specialty cancer hospitals will also be required to obtain various quotas, permits and authorizations, which are currently the responsibility of our hospital partners under our existing agreements. See “—Risks Related to Our Industry—Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment” and “—Risks Related to Our Industry—We or our hospital partners may be unable to obtain various permits and authorizations from regulatory authorities in China relating to our medical equipment, which could delay the installation or interrupt the operation of our equipment.~~

~~Finally, if our plans change for any reason or the anticipated timetable or costs of development change for our specialty cancer hospitals, our business and future prospects may be negatively impacted. There can be no assurance that the planned specialty cancer hospitals will be completed or that, if completed, they will achieve sufficient patient cases to generate positive operating margins. In addition, as our currently planned specialty cancer hospitals are to be established through joint ventures with other parties, we also may not be successful in cooperating with such joint venture partners in operating our specialty cancer hospitals. See “—Risk Factors Related to Our Business —We may not be able to effectively manage the expansion of our operations through any new acquisitions or joint ventures, which we may not be able to successfully execute.~~

…

When we open our specialty cancer hospitals, we expect to face the risk of increased exposure to liability claims and our malpractice insurance may not be sufficient to cover such increased liability exposure.

SIMPSON THACHER & BARTLETT

Our specialty cancer hospitals are currently under development. We expect to open the first of such hospitals by early 2016. Once we start operating these hospitals, it is possible that claims against us for medical malpractice in these hospitals may arise from time to time. We may obtain the types of insurance that we do not currently carry for the coverage of additional liability exposure associated with the operation by us of these hospitals once these hospitals are in operation. However, there can be no assurance that such insurance coverage will be available at a reasonable price or that we will be able to maintain adequate levels of liability insurance coverage, if at all. Any failure for us to maintain sufficient liability insurance coverage for our operation of these hospitals at a reasonable price could subject us to substantial cost and diversion of resources arising out of liability claims and such insurance coverage could also increase our expenses and decrease our profitability, which would have an adverse effect on our business, financial condition and results of operations.”

Item 4. Information On The Company

Specialty Cancer Hospitals, page 40

2.	We note that you plan to fund the development of your specialty cancer hospitals with proceeds raised from your initial public offering and with bank loans. We further note disclosure on page 101 that all of the net proceeds from your public offerings had been used. Please explain this apparent inconsistency. Please enhance your discussion here to quantify your expected capital expenditure requirements related to expansions, the expected timing of such requirements, and clearly indicate the measures you are taking to obtain suitable financing. Please be specific in discussing the potential sources of cash you may be able to obtain and the related impact the financing terms will have on your operations.

The Company acknowledges the Staff’s comment and will provide in the 2015 Form 20-F (and in other future annual reports as applicable) under “Item 4. Information on the Company—B. Business Overview—Our Hospital Business—Specialty Cancer Hospitals” the following revised disclosure to discuss its expected financing plans for the expansion of specialty cancer hospitals (the proposed additions are in italics and underlined and the proposed deletions are in strikethrough):

SIMPSON THACHER & BARTLETT

“We are currently in the process of establishing specialty cancer hospitals that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. We intend for these specialty cancer hospitals to provide a complete and coordinated treatment program for cancer patients. We intend for these hospitals to be centers of excellence in our network providing cancer treatments to patients using the latest radiotherapy technology in China. Typically, in China the various specialist doctors such as surgeons, radiation oncologists or medical oncologists who provide care to a given cancer patient do not collaborate. We believe that the quality of cancer treatment will be greatly improved at our specialty cancer hospitals, because we will employ and manage the various specialist doctors directly and thereby promote the appropriate coordination of their services for the benefit of cancer patients. We believe that these hospitals will play an important role in further strengthening our reputation as the leading provider of radiotherapy services in China and developing our corporate brand. These specialty cancer hospitals will be majority owned and operated by us. We will purchase all of the medical equipment for these hospitals and will employ and manage all of the personnel, including doctors, nurses, medical technicians and administrative personnel. The specialty cancer hospitals will be licensed as for-profit hospitals in China and will be subject to the relevant PRC laws and regulations and permits requirements. As for-profit hospitals, the medical service fees of our specialty cancer hospitals will not be subject to price controls but will be subject to certain taxes not applicable to non-profit hospitals. We plan to fund the development of our specialty cancer hospitals ~~with proceeds raised from our initial public offering~~ with bank loans and cash on hand.”

The Company respectfully advises the Staff that the language “with proceeds raised from our initial public offering” that was in the Company’s 2014 Form 20-F is an inadvertent error as the Company had used all of its net proceeds from its initial public offering. The Company advises the Staff that it will amend this the 2015 Form 20-F to reflect the proposed revised disclosure set forth above.

The Company will also revise the discussions in the 2015 Form 20-F (and in other future annual reports as applicable) under “Item 5. – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Acquisitions and Capital Expenditures” as follows to disclose its expected capital expenditure requirements related to expansions, the expected timing of such requirements and expected sources of financing.

“We estimate that our expected aggregate capital expenditures in ~~2015~~ 2016 will be approximately RMB[●] ~~300~~ million to RMB[●]~~500~~ million, which we will use mainly for new hospital project constructions ~~the continued expansion of our network of radiotherapy and diagnostic imaging centers, including for the establishment of free-standing radiotherapy cancer centers and our premium specialty cancer hospital~~. We intend to open three to five specialty cancer hospitals each year for the next three years, and expect the capital expenditure required to support such expansion to be approximately RMB150 million to RMB250 million per year from 2016. Our expected sources of funding for these projects are approximately 70% from bank loans and approximately 30% from cash flows from operations. As of December 31, 2015, we had bank credit lines totaling RMB[●]billion (US$[●] million), of which RMB[●] billion had not been utilized. There are no financing terms among our bank loan terms which will have an adverse effect on our operations.

SIMPSON THACHER & BARTLETT

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.”

The Company advises the Staff that, as of the date of this response letter, its expected aggregate capital expenditures in 2015 are approximately RMB220 million, of which approximately RMB40 million has been used for the establishment of its specialty cancer hospital in Datong. The Company further advises the Staff that as of December 31, 2014, the Company had bank credit lines totaling RMB2.8 billion (US$456.3 million), of which RMB1.9 billion had not been utilized.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013, page 72

3.	We note that your total net revenue in 2014 increased by 7.8% from 2013 primarily due to “increased revenue contributions from diagnostic equipment patients.” We also note from your disclosure on page 58 that in 2014, although you added 6, you closed 11 centers in your network. Further, you state that the numbers of your treatment cases decreased 6.5% and diagnostic cases increased 2.0% from 2013. Considering the net decrease in the number of diagnostic centers with only a 2.0% increase in diagnostic cases in 2014, it is not entirely clear how your diagnostic equipment patients accounted for the 7.8% increase in revenue in 2014. Item 5.A of Form 20-F requires a description of any significant economic changes that materially affected the amount of reported income from continuing operations, indicating the extent to which income was so affected. In addition, the instructions to Item 5 refer to the guidance in the Commission’s interpretive release No. 33-6835 dated May 18, 1989, which requires an analysis of changes in line items where material and identification and quantification of the extent of contribution of each of two or more factors when this is necessary to an understanding of a material change. Please tell us and revise accordingly in future filings to clearly explain the underlying drivers affecting reported revenue and expenses and address any trends, demands, commitments, events or uncertainties known to management that are reasonably likely to have material effects on the registrant’s financial condition or results of operations.

SIMPSON THACHER & BARTLETT

The Company acknowledges the Staff’s comment and will provide in the 2015 Form 20-F (in other future annual reports if applicable) under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013” the enhanced disclosure similar to the following to discuss the reasons for the increase in total net revenues for the periods indicated (the proposed additions are in italics and underlined and the proposed deletions are in strikethrough each against the current disclosure in the 2014 Form 20-F):

“Total Net Revenues. Our total net revenues increased by 7.8% to RMB606.9 million (US$97.8 million) for the year ended December 31, 2014 from RMB563.1 million for the year ended December 31, 2013, primarily due to the increased revenue contributions from diagnostic ~~equipment~~ center patients, which were resulted from a 2% increase in the number of patients from diagnostic centers and a 5% increase in average charge per patient from diagnostic centers, especially from PET scan diagnostic centers which generally have higher average charges. The centers we opened in 2012 and 2013 had gone through the ramp up period and became fully operational in 2014 and as a result, made more revenue contributions in 2014 compared to the previous years. In addition, we entered into several new management services agreements with our hospital partners in 2014 for some of our existing lease and management centers. This also contributed to an increase in our total net revenues from 2013 to 2014.”

Cost of Revenues, page 72

4.	We note that your cost of revenues increased by 26% from 2013 primarily due to the “increased network depreciation expenses from the new centers.” Please tell us in more detail about each expense component that contributed to the increase in 2014. Further, tell us how the closure of 11 centers impacted total depreciation expense in 2014 and how other operating expenses, including personnel costs, changed as a result of the net decrease in centers in your network from 2013.

The Company advises the Staff that of all the factors which contributed to the increase in the cost of revenues in 2014, the most significant factor was increased network depreciation expenses. The centers the Company opened at the end of 2013 only incurred depreciation expenses for several months in 2013 compared to a full year in 2014. Another contributing factor was increases in costs and expenses of consumables and maintenance in 2014. Although such costs and expenses increased by 64% as compared to the previous year due to the increased use of higher-value consumables, it did not account for a significant portion of the cost of revenues in 2014. Therefore, the Company did not believe this contributing factor was sufficiently material to be disclosed in the 2014 Form 20-F.

SIMPSON THACHER & BARTLETT

The Company advises the Staff that the decrease in depreciation expenses due to the closure of 11 centers was approximately RMB3.2 million, which did not lead to significant depreciation fluctuations. Other operating expenses increased by RMB0.5 million, which was insignificant compared to network depreciation expenses and costs and expenses of consumables and maintenance.

Note 4. Acquisitions and Disposals, page F-22

5.	We note that you early adopted the provisions of ASU 2014-08. Please revise in future filings to comply with ASC 205-20-50-5B(a) and (d) by disclosing:

•	the pretax profit or loss of the discontinued operation for the periods in which the results of operations of the discontinued operation are presented in the statement where net income is reported; and

•	the pretax profit or loss attributable to the parent for the periods in which the results of operations of the discontinued operation are presented in the statement where net income is reported.

Refer to the example in ASC 205-20-55-103 for further guidance.

The Company respectfully advises the Staff that the Company intends to provide disclosure on the pretax profit or loss of discontinued operations and the pretax profit or loss attributable to the parent in the 2015 Form 20-F (and other future annual reports if applicable) to comply with ASC 205-20-50-5B(a) and (d) as follows:

SIMPSON THACHER & BARTLETT

Reconciliation of the Major Line Items Constituting Pretax Profit of Discontinued Operations That Are Disclosed in the Notes to Financial Statements to the After-Tax Profit of Discontinued Operations That Are Presented in the Consolidated Statement of Comprehensive Income:

	For the years ended December 31,
	2013	2014
	RMB (‘000)	RMB (‘000)
Major line items constituting pretax profit of discontinued operations:
Revenues	417,511	489,787
Cost of revenues	(369,295)	(435,785)
Selling, general and administrative expenses	(23,782)	(20,210)
Interest expense	(10,143)	(11,519)
Interest income	7,884	7,161
Other income	633	3,098

Pretax profit of discontinued operations	22,808	32,532

Pretax profit of discontinued operations attributable to noncontrolling interests	14,037	10,729
Pretax profit of discontinued operations attributable to ordinary shareholders	8,771	21,803

	22,808	32,532

Pretax gain on the disposal of discontinued operations	—	38,487

Total pretax gain on discontinued operations	22,808	71,019
Income tax expense	(12,043)	(45,543)

Net income from discontinued operations	10,765	25,476

Net income (loss) from discontinued operations attributable to noncontrolling interests	6,625	(4,291)
Net income from discontinued operations attributable to ordinary shareholders	4,140	29,767

	10,765	25,476

SIMPSON THACHER & BARTLETT

6.	Please revise to present the assets and liabilities of the discontinued operations for prior periods separately in the asset and liability sections of the statement of financial position. Refer to ASC 205-20-45-10.

The Company respectfully advises the Staff that when preparing the 2014 Form 20-F, the Company was still in the preliminary process of evaluating the impact on the consolidated financial statements upon adoption of ASU 2014-08 and decided not to formally early adopt this standard. Accordingly, the Company accounted for the disposal of Chang’an Hospital and Wanjie Huaxiang Medical Technology Development Co., Ltd (“WHT”) as discontinued operations in accordance with ASC 205-20 prior to the adoption of ASU 2014-08 under which the results of discontinued operations have been reported as a separate component on the statements of comprehensive income while the guidance is silent on the presentation on the balance sheets of the prior period. Nonetheless, as part of the process of preparing the 2014 Form 20-F, in order to enhance the usage of the financial statements for users to better understand the nature and financial impact of disposal of Chang’an Hospital and WHT, the Company voluntarily followed certain, but not all, of the additional disclosure requirements as stipulated in ASU 2014-08 in the 2014 Form 20-F. Other than the Company’s additional voluntary disclosures, the Company believes that its current disclosures and accounting treatment of disposal of Chang’an Hospital and WHT in the 2014 Form 20-F is fully in compliance with ASC 205-20 prior to adoption of ASU 2014-08.

The Company therefore respectfully advises the Staff that it incorrectly indicated in the 2014 Form 20-F that ASU 2014-08 was early adopted when in fact only certain limited disclosure requirements within the standard have been voluntarily made which the Company believes are of interest to the financial statements users, particularly in regards to the disposal representing a strategic shift. In order to rectify the inconsistencies and incorrect disclosure statements within the 2014 Form 20-F that ASU 2014-08 has been early adopted in an expedient way, the Company intends to furnish a report on Form 6-K to rectify the inconsistencies and clarify that certain statements on pages 70, 76, F-16, F-20 and F-23 of the 2014 Form 20-F are incorrect and will be revised as follows (the proposed additions are in italics and underlined and the proposed deletions are in strikethrough each against the current disclosure in the 2014 Form 20-F):

“Discontinued operations

~~We early adopted ASU2014-08 Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity for the year ended December 31, 2014, pursuant to which, when a component of an entity has been disposed of and the component represents a strategic shift that has or will have a major effect on an entity’s operations and financial results,~~ The disposal of Chang’an Hospital and WHT represents discontinued operations and the results of its operations should be classified as discontinued operations in the consolidated statement of comprehensive income (loss) for all periods presented.”

SIMPSON THACHER & BARTLETT

“Recent accounting pronouncement

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for us in the first quarter of fiscal 2015. ~~We have early adopted the standard in the year ended December 31, 2014.~~ We are currently evaluating the impact on our consolidated financial statements upon adoption of ASU 2014-08.”

F-16

“Discontinued operations

~~The Group early adopted ASU2014-08 Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity for the year ended December 31, 2014, pursuant to which, when a component of an entity has been disposed of and the component represents a strategic shift that has or will have a major effect on an entity’s operations and financial results,~~ The disposal of Chang’an Hospital and WHT represents discontinued operations and the results of its operations should be classified as discontinued operations in the consolidated statement of comprehensive income (loss) for all periods presented.”

SIMPSON THACHER & BARTLETT

F-20

“Recent accounting pronouncement

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. ~~The Company has early adopted the standard in the year ended December 31, 2014.~~ The Company is currently evaluating the impact on its consolidated financial statements upon adoption of this guidance.”

F-23

“ The disposal of CAH and WHT ~~represent a strategic shift that has a major effect on the Group’s operations and financial results~~ meets the criteria of discontinued operations in accordance with ASC 205-20 Discontinued Operations~~. According to ASU2014-08, t~~ The financial results of CAH and WHT have been accounted for as discontinued operations whereby the results of operations of CAH and WHT have been excluded from the results of continuing operations and reported as discontinued operations for all periods presented.”

* * * * * *

In responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

SIMPSON THACHER & BARTLETT

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIMPSON THACHER & BARTLETT

Should you have any question regarding this response letter, please contact me by phone at + (852) 2514-7630 (office) or + (852) 9032-1314 (cell) or by email at lchen@stblaw.com or Melissa Koh at +(852) 2514-7692 (office), +(852) 6396-8117 (cell) or mkoh@stblaw.com (email).

Very truly yours,

/s/ Leiming Chen

Leiming Chen

cc:	Jianyu Yang, Chairman and Chief Executive Officer

Yaw Kong Yap, Chief Financial officer

Adam Jigang Sun, Chief Investment Officer

    Concord Medical Services Holdings Limited

Michael Tjenalooi

    Ernst & Young Hua Ming LLP

Melissa Koh

    Simpson Thacher & Bartlett LLP